UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEMIANNUAL REPORT ON FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

TROPICAL RACING, INC.
(Exact name of issuer as specified in its charter)

FLORIDA

(State or other jurisdiction of incorporation or organization)

82-1034364

(I.R.S. Employer Identification Number)

1740 Grassy Springs Road, Versailles, Kentucky, 40383

(Full mailing address of principal executive offices)

954-552-6256

(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semi-Annual Report on Form 1-SA (this “Semi-Annual Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.

Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” and “would” or the negatives of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Semi-Annual Report or our Offering Circular, including in “Risk Factors” contained in our Offering Circular and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These include, among other things, the following factors:

Risks Related to our Business and Industry

•	We are an early-stage company with limited operating history and may never be profitable.

•

Unpredictable events, such as the COVID-19 outbreak, and associated business disruptions could seriously harm our future revenues and financial condition, delay our operations, increase our costs and expenses, and impact our ability to raise capital.

•	We may face litigation in the future.

•

We have entered into transactions with related parties in the past and have an outstanding related-party liability with the Company’s President and Principal Executive Officer, Troy Levy, for accrued unpaid salary.

•	We and our President and Principal Executive Officer entered into a Stipulation for Consent Order with the State of Colorado.

•	There is substantial doubt about our ability to continue as a going concern.

•	There are few businesses that have pursued a strategy or investment objective similar to the Company’s.

•	Our inability to retain management and key employees could impair the future success of the Company.

•	A significant growth in the number of personnel would place a strain upon the Company’s management and resources.

•	There is no assurance that the Company’s insurance coverage will be sufficient to cover all claims to which the Company may become subject.

•

There can be no assurances that the value of any racehorses (whether Thoroughbred, Quarter Horse, or Standardbred) which are owned by the Company will not decrease in the future which may have an adverse effect on the Company’s activities and financial position.

•	The cost of racing is unpredictable and speculative and may negatively affect the Company’s ability to generate revenue.

•	If a horse is unsuccessful in racing or becomes sick or injured, its value will be adversely affected which may have a negative effect on the Company’s valuation and revenue.

2

•	Horse racing could be subjected to restrictive regulation or banned entirely which could adversely affect the conduct of our business.

•	We do not currently purchase insurance coverage for all horses which could require Company resources to be spent to cover any losses from the death or injury of a horse.

•	A decrease in average attendance per racing date coupled with increasing costs could jeopardize the continued existence of certain racetracks which could negatively impact the Company’s operations.

•	Industry practices and structures have developed which may not be attributable solely to profit-maximizing and economic decision-making which may have an adverse impact on our activities business.

•	Investors may only own a minority interest in underlying assets and as a result may not have sufficient control regarding the training or racing of the horses.

•	Market shortages may impact the ability of the Company to generate revenue.

•	We have no current intention of making regular dividend payments, as revenues are irregular, seasonal, and unpredictable.

•	We may not raise enough funds or have enough money to purchase the best blood-line champion horses to generate purses.

The financial statements contained in this Semi-Annual Report should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2021, contained in the Company’s Financial Report on Form 1-K, filed with the Securities and Exchange Commission on April 29, 2022.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand), and regulatory conditions.

We caution you, therefore, that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semi-Annual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

Tropical Racing, Inc. (the “Company”) was formed on March 31, 2017, under the laws of the State of Florida, and is headquartered in Kentucky. The Company is a thoroughbred horse racing company, operating its business primarily through three functions: (i) horse ownership syndication; (ii) horse training, breeding, and horse racing; and (iii) “pinhooking.”

As of June 30, 2022, our majority shareholder, Troy Levy, owned 75% of our capital stock. Accordingly, Mr. Levy has significant influence over us and any action requiring the approval of the holders of our shares of Class A common stock, par value $.0001 per share (the “Class A Common Stock”), including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of Class A Common Stock and approval of significant corporate transactions.

3

Results of Operations for the Six Months Ended June 30, 2022, and June 30, 2021

Revenues

Our revenue was $338,393 for the six months ended June 30, 2022, as compared to $133,416 for the six months ended June 30, 2021. Our revenues increased 150% during this period, due to increased purse winnings and syndication fees. The ranch was established early 2019 and allowed for more training of the horses resulting in better showings at the racetracks. In addition, more horses were purchased during the period ended June 30, 2022, resulting in more syndication activities.

Net Loss

Our net loss was $2,397,650 for the six months ended June 30, 2022, as compared to $1,712,772 for the six months ended June 30, 2021. The increase in net loss was due to the increased investment in operations to establish the ranch. Our purchases of horses and our related expenses to train and maintain them resulted in higher overall costs compared to the revenue generated for the year.

Horse and Ranch Expenses

Our horse and ranch expenses were $966,431 for the six months ended June 30, 2022, as compared to $767,408 for six months ended June 30, 2021. The increase in expenses was mainly due to the increased training and maintenance costs including feed and transportation of the additional horses that were purchased throughout the year. Ranch and horse expenses consisted primarily of training, veterinary, transportation, ranch improvements, and barn expenses.

General and Administrative Expenses

Our general and administrative expenses were $1,569,625 for the six months ended June 30, 2022, as compared to $870,547 for six months ended June 30, 2021. General and administrative expenses consisted primarily of salaries and benefits, marketing, consulting and professional fees, vehicle, office, and travel expenses. The increase in operational activities were due to the purchase of more horses, ongoing professional fees incurred for the securities offerings, increased depreciation expense on newly acquired asset, and salaries and wages for staff as the Company substantially increased horse-related activities.

Liquidity and Capital Resources

To date, we have generated some cash through purse winnings and syndication of horses, however the Company still has negative cash flows from operating activities. All costs in connection with horse acquisitions, operating expenses and professional fees have been funded mainly by proceeds generated in our securities offerings including private offerings and the Regulation A Offering.

Our future expenditures and capital requirements will depend on numerous factors, including the success of the Regulation A Offering and the progress and ability to win races by our racehorses, pin-hooking, and syndication efforts.

Our business does generate some limited cash through purse winnings from races, syndication fees and the sale of horses. We believe that if we raise $49,980,000 (the Maximum Amount) in the Regulation A Offering, we will have sufficient capital to finance our operations for at least the next five (5) years; however, if we do not raise the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. We do not have any track record for self-underwritten Regulation A+ offerings, and there can be no assurance we will raise the Maximum Amount. Further, even if we raise the Maximum Amount, we expect that after such five (5) year period we will be required to raise additional funds to finance our operations until such time that we can conduct revenue-generating activities. However, no assurances can be made that we will be successful obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.

4

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. During the period from March 2017 (inception) through June 30, 2022, we have incurred cumulative net losses of $10,726,964. Currently, we intend to finance our operations through additional equity and debt financings.

We have funded operations with capital raised from our ongoing Regulation A Offering or pursuant to Section 4(a)(2) and/or Regulation D under the Securities Act of 1933, as amended.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Credit Facilities

We do not have any credit facilities for ongoing capital expenditures at this time. The Company does have small business loans and loans payable for vehicle and equipment purchases.

Capital Expenditures

We began construction on a new horse barn at Circle 8 Ranch in June 2022 estimated to cost $950,000 to $1,000,000. Construction is expected to be finished by the end of the year.

Contractual Obligations, Commitments, and Contingencies

The Company purchased breeding sessions for 18 broodmares at an anticipated cost of $370,000. No liability may result in the spring of 2023 as the contracts specify that fees are not due if no live birth results from the pregnancy. Breeding sessions were purchased considering the pedigree and race records of the stallions and broodmares mated to maximize opportunities to generate future race purses and value in the offspring.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Insured Racehorses

Our racehorses have a net book value (acquisition cost less accumulated depreciation) of $1,293,441 as of June 30, 2022. However, those racehorses were insured on March 16, 2022, at a value of $5,591,618 for an annual policy premium of $108,317. Each racehorse is subject to independent valuation by the insurance underwriter to determine its estimated fair market value and to confirm that no racehorses are insured at an amount higher than its estimated fair market value.

Item 2. Other Information

None.

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Item 3. Financial Statements

F-1

TROPICAL RACING, INC.

AND SUBSIDIARIES

Consolidated Financial Statements (unaudited)

For the Six Months Ended June 30, 2022 and 2021

F-2

TROPICAL RACING, INC. AND SUBSIDIARIES

F-3

TROPICAL RACING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2022 AND DECEMBER 31, 2021

	June 2022	December 2021
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$1,553,620	$336,431
Accounts receivable	7,842	22,790
Prepaid expenses	95,835	10,000
Contributions receivable	427,633	403,886
Total current assets	2,084,930	773,107

Racehorses	1,293,441	447,100
Property and equipment	2,097,511	171,440
Investments in stallion shares	115,418	56,667
Land	1,834,867	-
Investment in Game of Silks	1,034,107	955,607
Finance lease right-of-use assets	-	2,862,894
Total assets	$8,460,274	$5,266,815

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$861,866	393,494
Current portion of notes payable	46,279	75,806
Current portion of finance lease liability	-	2,644,056
Contributions received in advance	503,500	500,000
Due to Game of Silks	-	300,000
Total current liabilities	1,411,645	3,913,356

Notes payable	215,032	171,231
Due to shareholder	486,718	492,965
Total liabilities	2,113,395	4,577,552

Shareholders' equity:
Common stock and paid-in capital	17,073,843	9,018,577
Retained deficit	(10,726,964)	(8,329,314)
Total shareholders' equity	6,346,879	689,263
Total liabilities and shareholders' equity	$8,460,274	$5,266,815

F-4

TROPICAL RACING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(unaudited)

	June 2022	June 2021
REVENUES
Purse winnings	$282,924	$56,259
Syndication fees	55,469	77,157
Total revenues	338,393	133,416

EXPENSES
Racehorses	882,150	657,451
Professional fees	1,079,870	440,431
Salaries and benefits	249,698	82,228
Ranch	84,281	109,957
Marketing and promotions	191,587	248,242
Depreciation	309,488	130,722
Interest	22,970	61,022
Travel and entertainment	17,691	34,570
General and administrative	25,998	61,412
Amortization of ROU asset - finance lease	2,723	16,338
Vehicles	4,781	3,764
Total expenses	2,871,237	1,846,137

Operating loss	(2,532,844)	(1,712,721)

Gain (loss) on sale of racehorses	53,659	(9,112)
Income from Game of Silks investment	73,700	-
Other income (loss)	7,835	9,061
Loss before income taxes	(2,397,650)	(1,712,772)
Income taxes	-	-
Net loss attributable to Tropical Racing, Inc.	(2,397,650)	(1,712,772)

F-5

TROPICAL RACING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(unaudited)

			Additional		Total
	Common Stock Outstanding		Paid	Accumulated	Shareholders'
	Shares	Amount	in Capital	Deficit	Equity
Balance at December 31, 2021	49,638,874	$4,964	$9,013,613	$(8,329,314)	$689,263
Issuance of common stock under Regulation A offering	2,301,505	$230	$8,055,036	$-	$8,055,266
Net Loss	-	$-	$-	$(2,397,650)	$(2,397,650)
Balance at June 30, 2022	51,940,379	$5,194	$17,068,649	$(10,726,964)	$6,346,879

			Additional		Total
	Common Stock Outstanding		Paid	Accumulated	Shareholders'
	Shares	Amount	in Capital	Deficit	Equity
Balance at December 31, 2020	48,195,443	$4,819	$5,073,146	$(4,976,768)	$101,197
Issuance of common stock under Regulation A offering	563,969	$57	$1,973,893	$-	$1,973,950
Issuance of common stock under Regulation CF offering	62,856	$6	$141,426	$-	$141,432
Issuance of common stock under Regulation D	-	$-	$525,000	$-	$525,000
Net Loss	-	$-	$-	$(1,712,772)	$(1,712,772)
Balance at June 30, 2021	48,822,268	$4,882	$7,713,465	$(6,689,540)	$1,028,807

F-6

TROPICAL RACING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(unaudited)

	June 2022	June 2021
OPERATING ACTIVITIES
Net loss	$(2,397,650)	$(1,712,772)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization	312,211	147,060
Loss (gain) on disposal	(53,659)	9,112
Changes in operating assets and liabilities:
Accounts receivable	14,948	68,798
Prepaid expenses	(85,835)	(15,000)
Contributions receivable	(23,747)	-
Accounts payable and accrued liabilities	488,763	(181,849)
Game of Silks accrued income	(73,700)	-
Contributions received in advance	(16,891)	-
Net cash used in operations	(1,835,560)	(1,684,651)

FINANCING ACTIVITIES
Payments of principal of notes payable	(58,791)	(19,693)
Proceeds (payments) on shareholder loan	(6,247)	69,273
Payments of principal on finance lease liability	(2,644,056)	(151,000)
Issuance of shares	8,055,266	2,640,382
Net cash provided by financing activities	5,046,172	2,538,962

INVESTING ACTIVITIES
Purchases of property and equipment	(894,551)	(150,648)
Purchases of racehorses	(1,106,872)	(176,792)
Purchase of stallion share	(75,000)	-
Proceeds from sales of racehorses	87,800	110,023
Investment in Game of Silks	(304,800)	-
Net cash used in investing activities	(1,993,423)	(217,417)

Net increase in cash and cash equivalents	1,217,189	636,894

Cash and cash equivalents, beginning of year	336,431	166,914

Cash and cash equivalents, end of year	$1,553,620	$803,808

F-7

TROPICAL RACING, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

NOTE 1 - NATURE OF OPERATIONS

Description of Organization and Business Operations

Tropical Racing, Inc. (the “Company”) was incorporated on March 31, 2017, in the State of Florida. The Company was authorized to do business in Kentucky on February 19, 2019. The Company is a horse racing‑based group ownership business that breeds and syndicates thoroughbred racehorses. The Company has one subsidiary:

Circle 8 Ranch Corp. (“Circle 8”) – Circle 8 is a corporation organized in the State of Florida on February 28, 2019. Circle 8 was formed to manage racing activities of the Company’s horses. The entity is wholly owned by the Company.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since its inception and has sustained net losses of $2,397,650 and $1,712,772 for the six months ended June 30, 2022 and 2021, respectively.

The Company has financed its business activities through capital contributions from investors since inception and expects to continue to have access to ample capital financing going forward, however, no assurances can be made regarding the Company’s ability to do so.

The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the periods presented have been included.

F-8

Basis of Consolidation

The consolidated financial statements reflect the Company’s activities along with its subsidiaries outlined in Note 1. The Company eliminates all material intercompany transactions and balances from its financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits held with banks, and other highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less. From time to time, the Company maintains balances with financial institutions in excess of federally insured limits.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Significant expenditures, which extend the useful lives of assets, are capitalized. The residual values and useful lives of property and equipment are reviewed by management, and adjusted as appropriate, at each balance sheet date. Land is not subject to depreciation.

The Company reviews the carrying value of horse assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The factors considered by management in performing this assessment include current operating results, trends and prospects, the use of the property, and the effects of health, demand, competition, and other economic factors.

The estimated useful lives of the classes of assets for the current and comparative periods are as follows:

Classification	Useful live
Vehicles	5 years
Equipment	5-7 years
Buildings and leasehold improvements	15-20 years

Racehorses and Investments in Stallion Shares

Racehorses and investments in stallion shares are recorded at cost. The cost of racehorses and investments in stallion shares includes the purchase price, sourcing fees, and brokerage fees. Racehorse and stallion share assets are depreciated using the straight-line method over 36 months with no estimated salvage value. Both types of horse assets are treated as placed in service upon acquisition by the Company. Newborn foals are valued at the cost of the stallion breeding subject to the impairment testing previously mentioned. Foals are depreciated using the straight-line method over 36 months once they are placed in service as racehorses or breeding stock.

Revenue Recognition

The Company adopted Topic 606 on January 1, 2018. Topic 606 requires an entity to perform a five‐step assessment for each contract with customers which includes identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue when the performance obligations are satisfied. Purse winnings represent revenues earned from winning thoroughbred races, and syndication fees represent revenues earned for monthly maintenance fees of syndicated horses.

Advertising

Advertising costs are expensed as they are incurred. These expenses totaled $191,587 and $248,242 for the six months ended June 2022 and 2021, respectively.

F-9

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from Company estimates.

Risks and Uncertainties

Operational risk – The ability of the Company to generate net earnings and become profitable is based, in part, on its ability to win races. Failure to execute on its strategy to hire experienced trainers and purchase quality horses could have a material adverse effect on the financial condition of the Company.

Concentration risk – The Company’s main sources of income are purse winnings, sales of horses, and syndication fees. If the market for horse racing declines, the Company may be unable to return positive results or attract additional sources of capital to continue its operations.

COVID-19 risk – The ongoing COVID-19 pandemic has caused a broad impact globally. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to access or predict, the pandemic and any resulting recession or economic slowdown could reduce the Company’s ability to generate net income.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issues updates to amend the authoritative literature in ASC. There have been several updates to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable, or (iv) are not expected to have a significant impact on the financial statements, except those disclosed below.

NOTE 3 – REVENUE RECOGNITION

Disaggregation of Revenues

In the following table, revenues are disaggregated by timing of satisfaction of performance obligations for the periods ended June 30, 2022 and 2021:

	2021	2021
Performance obligations satisfied at a point in time	$338,393	$133,416
Performance obligations satisfied over time	-	-
Total Revenues	$338,393	$133,416

Revenues from performance obligations satisfied at a point in time consist of purse winnings and syndication fees. The Company does not have revenues from performance obligations satisfied over time.

F-10

Contract Balances

As of June 30, 2022, and 2021, there were no contract assets or liabilities related to the timing of revenue transactions.

Performance Obligations

For purse winnings, the Company determined that there is one performance obligation, and revenues are recognized at the point in time when the service has been delivered and the performance obligation has been met which is generally determined at the completion of each race.

NOTE 4 – INCOME TAXES

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

In assessing its ability to realize its deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled projected future taxable income and tax planning strategies in making this assessment. Based upon this analysis, management determined that a full valuation allowance was required at each year-end.

Major components of deferred tax assets and liabilities consist of the following at June 30, 2022, and 2021:

	2022	2021
Unused net operating loss carryforward	$2,151,000	$1,156,000
Less: valuation allowance	(2,151,000)	(1,156,000)
Deferred tax asset, net	$-	$-

For the six months ended June 30, 2022 and 2021, the Company has no current income tax expense or benefit.

F-11

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company engages Michelle Nihei Racing Stables LLC (“Nihei Stables”) to provide training services. Ms. Nihei is the spouse of the Company’s President.

The Company incurred the following expenses for the six months ended June 30, 2022, and 2021:

	2022	2021
Nihei Stables – training	$359,500	$208,500

As of June 30, 2022 and 2021, the Company has no amounts payable to or receivable from any related party, except as discussed in Note 10.

NOTE 6 – LONG‑TERM ASSETS

Long-term assets consist of the following at June 30, 2022 and December 31,2021:

	2022	2021
Racehorses:
Acquisition cost	$1,753,626	$721,275
Accumulated depreciation	(460,185)	(274,175)
Net book value	$1,293,441	$447,100

Property and equipment:
Acquisition cost	$2,357,734	$264,061
Accumulated depreciation	(260,223)	(92,621)
Net book value	$2,097,511	$171,440

Depreciation expense totaled $309,488 and $130,722 for the six months ended June 30, 2022, and 2021, respectively.

NOTE 7 – INVESTMENT IN STALLION SHARES

In November 2020, the Company invested $85,000 for a fractional interest in the stallion Global Campaign. The amount was funded by an initial cash payment of $42,500 and the balance was paid in January 2022. In June 2022, the Company also invested $75,000 for a fractional interest in the stallion Nashville. As a fractional owner, the Company is obligated to pay its proportionate share of expenses to maintain the stallions. Additionally, the Company is entitled to a proportionate share of profits. Stallion shares consist of the following at June 30, 2022 and December 31,2021:

	2022	2021
Investments in stallion shares:
Acquisition cost	$160,000	$85,000
Accumulated depreciation	(44,582)	(28,333)
Net book value	$115,418	$56,667

F-12

NOTE 8 – INVESTMENT IN GAME OF SILKS

On December 10, 2021, the Company announced by press release that it is a lead investor and strategic partner in newly formed Game of Silks, Inc., a Delaware corporation. The Silks ecosystem will be powered by a play‐to‐earn (P2E) gaming economy where anyone can experience the thrill of owning racehorses and horse farms while reaping tokens through skilled gameplay and contributions to the ecosystem. The Silks community is designed to have the ability to acquire, collect, trade, and interact with digital assets that represent actual thoroughbred racehorses in the real world.

The Company invested a total of $1,000,000 paid in two instalments consisting of $700,000 in December 2021 and the remaining balance of $300,000 in January 2022. The investment results in a 40% ownership stake in Game of Silks.

For the six months ended June 30, 2022, the Company’s share of net income related to the investment was $73,700. For the year ended December 31, 2021, the Company’s share of net loss related to the investment was $44,393.

In April and May 2022, the Company invested $4,800 to purchase avatars of horse jockeys on the platform.

NOTE 9 – LEASES

The Company maintained an operating lease for corporate offices and a finance lease for use of the ranch. The Company is the lessee in a lease contract when it obtains the right to control the asset. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheets and are expensed on a straight-line basis over the lease term in the consolidated statements of operations.

The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company’s leases do not provide an implicit interest rate, the Company uses local incremental borrowing rates based on the information available at the commencement date in determining the present value of future payments. When the Company’s contracts contain lease and non‑lease components, it accounts for both components as a single lease component.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets, other current liabilities, and operating lease liabilities in the Company’s consolidated balance sheets. Finance leases are included in property and equipment, and other long-term liabilities in its consolidated balance sheets. During 2022, the Company exercised their option to purchase the ranch thus satisfying the lease liability. The related assets were reclassified from finance lease right-of-use assets to property and equipment and land.

Components and supplemental information for the six months ended June 30, 2022, and December 31, 2021, are as follows:

	2022	2021
Components of lease expense:
Operating lease cost	$-	$-

Finance lease cost
Amortization of right-of-use assets	$2,723	$32,676
Interest on lease liabilities	$19,570	$107,004

Supplemental cash flow information relating to leases:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$-	$-
Operating cash flows from finance leases	$19,570	$107,004
Financing cash flows from finance leases	$2,644,056	$94,996
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$-	$-
Finance leases	$-	$2,960,922
Remaining lease terms:
Finance leases	-	3 months
Weighted average discount rate:
Finance leases	4%	4%

F-13

NOTE 10 – NOTES PAYABLE

	2022	2021
Note payable to Kubota Credit Corp secured by a vehicle due in monthly installments of $231 interest free	$2,216	$3,656

Note payable to Kubota Credit Corp secured by a vehicle due in monthly installments of $333 interest free	9,975	11,970

Note payable to Marlin Bank secured by equipment due in monthly installments of $88 including interest of 18.32%	335	653

Note payable to U.S. Small Business Administration secured by substantially all the assets of the Company due 12 months from the date of promissory note in monthly installments of $ 500 including interest of 3.75%.	102,400	102,300

Note payable to Sheffeld financial secured by a lawnmower due in monthly installments of $283 interest free and personally guaranteed by the Company’s President	9,061	11,628

Note payable to Winstar Farm LLC due in one installment of $ 42,500 on or before November 1, 2021, including interest of 4.0%, secured by the investment in stallion shares, and personally guaranteed by the Company’s President	-	42,500

Note payable to Huntington National Bank secured by a vehicle due in monthly installments of $882 including interest of 5.3% and personally guaranteed by the Company s President	39,218	43,606

Note payable to SE Toyota secured by a vehicle due in monthly installments of $918 including interest of 5.5% and personally guaranteed by the Company s President	25,454	30,724

Note payable to Kubota Credit Corporation secured by equipment due in monthly installments of $562 interest free and personally guaranteed by the Company’s President	33,723	-

Note payable to Kubota Credit Corporation secured by equipment due in monthly installments of $299 interest free and personally guaranteed by the Company’s President	21,907	-

Note payable to Sheffield Financial secured by a lawnmower due in monthly installments of $415 interest free and personally guaranteed by the Company’s President	17,022	-
	261,311	247,037

Less current maturities:	46,279	75,806
Total long-term maturities	$215,032	$171,231

Principal payments on notes payables are as follows:

2022	$23,067
2023	45,999
2024	43,558
2025	28,810
2026 and beyond	119,877
$261,311

Interest expense related to notes payable for the six months ended June 30, 2022, and 2021, amounted to $2,382 and $6,977, respectively.

F-14

NOTE 11 – DUE TO SHAREHOLDER

The amounts due to shareholder are owed to the Company’s President. These represent unpaid salary and non-interest-bearing loans. The loans are considered long‑term and classified accordingly. The balances at June 30, 2022, and December 31, 2021, were $486,718 and $492,965, respectively.

NOTE 12 – SHARES OF STOCK

The Company is authorized to issue 250,000,000 shares (par value of $ 0.0001) which consists of 200,000,000 Class A common shares, 25,000,000 Class B common shares and 25,000,000 shares of preferred stock. The shares are issued to both accredited investors under Regulation D and sophisticated investors with access to information through a subscription agreement.

The balances at June 30, 2022, and December 31, 2021, are as follows:

Class A common shares:

	2022	2021
Balance, beginning of year	49,638,874	48,195,443
Issued	2,301,505	1,443,431
Repurchased	-	-
Balance, end of period	51,940,379	49,638,874
Average shares outstanding	50,789,627	48,917,159
Earnings (loss) per share	$(0.05)	$(0.07)

There were 10,000,000 Class B common shares issued to the Company's President and no preferred shares issued and outstanding as at June 30, 2022, and December 31, 2021.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Legal Matters - Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its management.

Breeding - The Company purchased breeding sessions for 18 broodmares at an anticipated cost of $370,000. No liability may result in the spring of 2023 as the contracts specify that fees are not due if no live birth results from the pregnancy. Breeding sessions were purchased considering the pedigree and race records of the stallions and broodmares mated to maximize opportunities to generate future race purses and value in the offspring.

NOTE 14 – CORONAVIRUS

In March 2020, the World Health Organization declared the coronavirus disease (COVID‐19) a global pandemic. This highly contagious disease has spread worldwide affecting workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses. As governments and private sectors respond to this evolving threat, their actions, and restrictions they have or may impose, could further adversely impact business operations.

NOTE 15 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 16, 2022, the date the financial statements were available for issuance. The Company received additional equity investments of $315,389, net of issuance costs, from July 1, through September 16, 2022. No additional material events were identified which require adjustment or disclosure in the financial statements.

F-15

Item 4. Exhibits

Exhibit No.	Description

EX1A-2.1#	Amended and Restated Articles of Incorporation of Tropical Racing, Inc.

EX1A-2.3#	Bylaws of Tropical Racing, Inc.

EX1A-4.1#	Form of Subscription Agreement

EX1A-4.2#	Form of Warrant

EX1A-4.3#	Form of 2020 Bridge Offering Subscription Agreement

EX1A-6.1#	2020 Equity Incentive Plan of Tropical Racing, Inc.

EX1A-6.2#	Employment Agreement, dated January 1, 2018, between Tropical Racing, Inc. and Troy Levy

EX1A-6.3	Engagement Agreement, dated August 13, 2020, between Tropical Racing, Inc. and Sunny SharmaJ.

EX1A-6.4#	Broker Dealer Agreement, dated August 28, 2020, between Tropical Racing, Inc. and Dalmore Group, LLC

EX1A-6.5#	Purchase Option Agreement, dated March 15, 2019, between Tropical Racing, Inc. and Grassy Springs Farm, LLC

EX1A-6.6#	SBA Loan #64991967906, dated March 16, 2020, between Tropical Racing, Inc. and the Small Business Administration

EX1A-6.7#	SBA Loan #7175647906, dated June 17, 2020, between Circle 8 Ranch and the Small Business Administration

EX 6.8#	Paycheck Protection Program Promissory Note and Agreement, dated June 19, 2020, between Tropical Racing, Inc. and Wells Fargo

EX 6.9#	Amended and Restated Employment Agreement, dated February 22, 2022, between Tropical Racing, Inc. and Troy Levy

EX 6.10#	Series Seed Preferred Stock Purchase Agreement, dated October 21, 2021, between Tropical Racing, Inc. and Game of Silks, Inc.

EX 6.11†	Engagement Agreement, dated June 1, 2022, between Tropical Racing, Inc. and J. Todd Renner, CPA, CGMA

† Filed herewith.

# Previously filed with the Securities and Exchange Commission as part of the Company’s Form 1-A offering statement initially filed on February 5, 2021, and as amended on March 1, 2021 or in the Company’s periodic reports on Form 1-K, Form 1-SA or Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Troy Levy
Name:	Troy Levy
Title:	Chief Executive Officer and President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

	/s/ Troy Levy	Date: September 21, 2022
Name:	Troy Levy
Title:	Chief Executive Officer and President (Principal Executive Officer)

	/s/ J. Todd Renner	Date: September 21, 2022
Name:	J. Todd Renner, CPA, CGMA
Title:	Interim Chief Financial Officer (Principal Financial Officer)

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